Ashland Global Holdings Inc.

J. Kevin Willis Senior Vice President and Chief Financial Officer	50 E. RiverCenter Blvd., Covington, KY 41011

VIA EDGAR

March 20, 2018

Mr. Terence O’Brien

Accounting Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Ashland Global Holdings Inc.

Form 10-K for the Year Ended September 30, 2017

Filed November 20, 2017

Form 8-K dated November 6, 2017

File No. 333-211719

Dear Mr. O’Brien:

Set forth below are responses from Ashland Global Holdings Inc. (“Ashland” or “we”) to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated March 13, 2018, concerning Ashland’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017 (the “2017 Form 10-K”) and Ashland’s Form 8-K dated November 6, 2017 (the “November Form 8-K”).

For your convenience, the responses set forth below have been put in the same order as the Comments were presented and repeat each Comment prior to the response.  The Comments are highlighted in bold.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2017

Management’s Discussion and Analysis, page M-1

Diluted EPS and Adjusted Diluted EPS, page M-8

Comment 1

We note the example of your prospective enhanced disclosures you will include in future filings. It appears that you have presented your key items “net of tax.” Please review the guidance set forth in Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations updated on October 17, 2017 and ensure income taxes are shown as a separate adjustment and clearly explained. Please also address our comments below as they relate to your tax specific key items.

Response #1

As requested, in future filings we will identify key items before tax, separately identifying the income tax effect of all key items in its own caption when reconciling the diluted earnings per share (EPS) from continuing

U.S. Securities and Exchange Commission

March 20, 2018

operations and clearly explain in a footnote what this caption represents.  In addition, we will identify and clearly explain (or provide a cross reference to an explanation of) the tax specific key items in the footnote disclosures within this table.

The following is an example of prospective enhanced disclosures utilizing the 2017 Form 10-K filing information; we will include this enhanced disclosure in all future Form 10-Q and Form 10-K filings, beginning with our second quarter Form 10-Q filing for fiscal 2018:

	Year ended
	September 30
	2017	2016	2015
Diluted EPS from continuing operations (as reported)	$(1.69)	$(4.51)	$(0.18)
Key items, before tax:
Separation, restructuring and other costs, net	1.70	1.42	0.40
Unplanned plant shutdowns	0.21	-	-
Environmental reserve adjustments	0.15	0.25	0.17
Inventory fair value adjustment	0.11	-	-
Losses on pension plan remeasurements	0.09	2.25	3.04
Net loss on acquisitions and divestitures	0.09	0.19	1.34
Legal reserve	0.07	0.24	-
Impairment	-	2.85	0.16
Benefit/stock incentive adjustment	-	(0.17)	0.10
Customer claim adjustment	-	(0.08)	0.18
Debt refinancing costs	1.78	0.09	0.21
Tax indemnification adjustment	-	-	(0.25)
Key items, before tax	4.20	7.04	5.35
Tax effect of key items (a)	(1.40)	(1.51)	(1.88)
Key items, after tax	2.80	5.53	3.47
Tax specific key items:
Valuation allowances	(0.33)	0.48	(0.30)
Foreign dividends	1.38	-	0.15
Valvoline separation	0.28	0.85	-
Other	-	(0.10)	0.06
Tax specific key items (b)	1.33	1.23	(0.09)
Total key items	4.13	6.76	3.38
Adjusted Diluted EPS from continuing operations (non-GAAP)	$2.44	$2.25	$3.20
(a) Represents the diluted EPS impact from the tax effect of the key items that are identified above.

(b)  Represents the diluted EPS impact from tax specific financial transactions, tax law changes or other matters that fall within the definition of tax specific key items.  For additional explanation of these tax specific key items see the income tax expense (benefit) caption discussion in the MD&A.

Statements of Consolidated Comprehensive Income (Loss) – caption review, page M-8

Comment 2

We have reviewed your expanded disclosures regarding the calculation of your effective tax rate (excluding key items) and have the following additional comments:

•	Please present a schedule that clearly identifies the pre-tax dollar amounts of each key item or provide an appropriate cross-reference; and

U.S. Securities and Exchange Commission

March 20, 2018

•

Ensure your Management’s Discussion and Analysis fully discusses the nature of your valuation allowance, foreign dividends and Valvoline tax specific adjustments such that readers fully understand the nature and basis for each adjustment.

Response #2

As requested, in future filings we will separately identify the pre-tax dollar amounts of each key item by including a reference within the new table disclosure (Response #2 in letter dated February 16, 2018) in the income tax expense (benefit) caption review to our Adjusted EBITDA table where we will enhance our disclosures to clearly illustrate these total pre-tax dollar effects. In addition, we will fully discuss the nature of each significant tax specific key item identified, including adjustments for valuation allowances, foreign dividends and Valvoline tax specific adjustments or other significant adjustments that can occur.

The following is an example of prospective enhanced disclosures utilizing the 2017 Form 10-K filing information for fiscal 2017.  In all future Form 10-Q and Form 10-K filings we will include a full description of all these tax specific key items for each period presented within the filing.

The 2017 effective tax rate was primarily impacted by the following three tax specific key items:

o	Foreign dividends - $87 million tax expense
o	Valuation allowance - $21 million tax benefit
o	Valvoline separation - $17 million tax expense

The foreign dividends adjustment relates to a significant deemed dividend inclusion in the U.S. This deemed dividend transaction allowed Ashland to utilize foreign tax credit carryforwards which may have otherwise expired. This transaction was driven in part by projected changes to Ashland’s business and tax profile as a result of the Valvoline separation and is not the type of transaction that would be routinely executed as part of Ashland’s underlying business.

The valuation allowance adjustment relates to the impact of the above foreign dividend discussion which served as a source of income for the reversal of a net $21 million foreign tax credit valuation allowance.

The Valvoline separation charge relates to various tax impacts of the Valvoline separation including state tax costs, foreign tax costs and other tax account adjustments. These charges are not related to Ashland’s underlying business.

For additional information on the effect that these adjustments had on EPS during 2017 see the Diluted EPS from continuing operations table adjusted for key items earlier in the MD&A analysis.

FORM 8-K DATED NOVEMBER 6, 2017

Exhibit 99.1

NON-GAAP MEASURES

Comment 3

U.S. Securities and Exchange Commission

March 20, 2018

It appears that you have presented your key items “net of tax”.  Please review the guidance set forth in Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations updated on October 17, 2017 and ensure income taxes are shown as a separate adjustment and clearly explained.

Response #3

As requested, in future filings we will identify key items before tax, separately identifying the income tax effect of all key items in its own caption when reconciling the diluted EPS from continuing operations and clearly explain in a footnote what this caption represents.  In addition, in the footnote disclosures within this table we will identify and clearly explain the tax specific key items.

We will include a table in this presentation similar to the example table provided to you in Response #1 of this letter.

Comment 4

Please fully discuss the nature of your valuation allowance, foreign dividends and Valvoline tax specific adjustments such that readers fully understand the nature and basis for each adjustment.

Response #4

As requested, in future filings we will separately identify within the income tax expense (benefit) caption of the Statement of Consolidated Comprehensive Income (Loss) caption review the pre-tax dollar amounts of each tax specific key item.  In addition, we will fully discuss the nature of each significant tax specific key item identified, including any adjustments for valuation allowances, foreign dividends and Valvoline tax specific adjustments or other significant adjustments that can occur.

We will include an explanation in this presentation similar to the example table provided to you in Response #2 of this letter.

******

We believe that the information contained in this letter is responsive to the Comments in the Comment Letter.

Please acknowledge receipt of this response letter by electronic confirmation.

Please call Michael S. Roe, Associate General Counsel, or Michael A. Meade, Director of Financial Reporting, at (859) 815-3430 and (859) 815-3402, respectively, if you have any questions regarding this submission.

Sincerely,

/s/ J. Kevin Willis

J. Kevin Willis

Senior Vice President

and Chief Financial Officer

cc:	Jenn Do
Jeanne Baker